ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED	BOND NUMBER

Investment Managers Series Trust	07873111B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

	December 3, 2011 to December 3, 2012	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
o Towle Deep Value Fund	October 31, 2011
o EP Latin America Fund	November 1, 2011
o Chartwell Small Cap Value Fund	November 9, 2011
o 361 Long/Short Equity Fund	December 20, 2011
o 361 Managed Futures Strategy Fund	December 20, 2011
o EP Strategic US Equity Fund	March 1, 2012
o Aristotle/Saul Opportunity Fund	March 30, 2012
o Palmer Square SSI Alternative Income Fund	May 25, 2012
o Bridgehampton Value Strategies Fund	June 29, 2012
o Perimeter Small Cap Value Fund	June 29, 2012
o AAM/Bahl & Gaynor Income Growth Fund	July 5, 2012
o Bernzott U.S. Small Cap Value Fund	September 11, 2012
o Capital Innovations Global Infrastructure, Timber, Agribusiness Fund, each a series of:	September 28, 2012
Investment Managers Series Trust

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

RN 1.1-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED	BOND NUMBER

Investment Managers Series Trust	07873111B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

November 1, 2012	December 3, 2011 to December 3, 2012	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this Bond, Item 1 of the Declarations shall include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter within fifteen (15) days after the end of each calendar quarter, a list of all Newly Created Investment Companies or portfolios, the estimated annual assets of each Newly Created Investment Company or portfolio, and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or portfolios, unless said prospectuses and statements of additional information have been previously submitted.  Following the end of a calendar quarter, any Newly Created Investment Company or portfolio created within the preceding calendar quarter will continue to be an Insured only if the Underwriter is notified as set forth in this paragraph, the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such Newly Created Investment Company or portfolio to the Bond by a Rider to this Bond.

For purposes of this Rider, “Newly Created Investment Company or portfolio” shall mean any Investment Company or portfolio for which registration with the SEC has been declared effective for a time period of less than one calendar quarter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN33.0-00 (10/08)

RATIFICATION OF FIDELITY BOND RIDERS

Proposed Resolutions

RESOLVED, that Riders 10 and 11 for the current fidelity bond issued by ICI Mutual Insurance Company to include all the new series that commenced operations during the policy period is hereby approved; and

FURTHER RESOLVED, that the Secretary or Assistant Secretary of the Trust be, and hereby is directed to make the filings and give notices required by Rule 17g-1 under the Investment Company Act of 1940; and

FURTHER RESOLVED, that the officers of each Fund, be and hereby, are authorized to execute and deliver such documents as may be required to effectuate the foregoing resolutions, to pay any premium as may from time to time be required, and to take such further action as may be required by applicable laws, rules or regulations in connection with implementing any of the foregoing resolutions.

Investment Managers Series Trust

Rule 17g-1(g)(1)

There was no additional premium for the addition of Rider Nos. 10 and 11.  The Policy period for Rider Nos. 10 and 11 is effective through December 3, 2012.